SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


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                         BOEING
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    (Name of Registrant as Specified In Its Charter)
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(Name of Person(s) Filing Proxy Statement, if other than the
Registrant)  United Food & Commercial Workers Union Local 99R

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UFCW 99R
2401 N. Central Ave., 2nd fl.
Phoenix AZ  85004
(602) 572-2149

Sent to shareholders: Feb. __, 1997

       SHAREHOLDER SOLICITATION FOR PROPOSALS FOR ANNUAL
ELECTION OF ALL DIRECTORS (BOARD DECLASSIFICATION)
at BOEING CORPORATION
Annual Stockholders Meeting
April 28, 1997,    11:00 a.m.
   7755 E. Marginal Way, South
Seattle WA    98108

Dear Fellow Boeing Shareholder:

     We write to alert you to an upcoming vote on
proposals    seeking to have



        the company declassify
its board of directors (that is, have all directors elected
annually).     These are items 7 and 8 on the proxy card you will
receive soon from management.

     Boeing has a "classified" or "staggered" board, meaning each year shareholders only get to vote on one-third of the seats on the board.

     Recently several companies have moved to declassify
their board, such as Mead Paper and Union Pacific.            In
1996, shareholder proposals

           received more support on
average than ever before, averaging 42.4% at 59 companies.
       Proposals against staggered boards    passed     at
Alumax, General Instrument, Liz Claiborne, Rowan and Stride Rite.
   They received a majority of shares voted at 4 other companies.

     Many companies have annual election of all directors,
including Hewlett-Packard and U.S. Bancorp.  Wayne Huizenga, co-
founder of Blockbuster and Waste Management (WMX), has the
following views on staggered boards, according to
Business Week reporter Gail DeGeorge       :

     He didn't believe in staggered boards, golden parachutes, poison pills, or any of the other anti-takeover remedies adopted by U.S. corporations. "The best thing for shareholders to if someone wants to come in and make a run at the company, let them make a run. Run the price up, that's what my job was * * * All these chairmen that want to put this in place and that in place, they all want to save their jobs. I don't care about my job."FN1

FN1:    The Making of a Blockbuster (1996) at p.211.      Neither
Huizenga nor DeGeorge are participants in this solicitation. They have not been consulted regarding this quotation nor consented thereto.

In our view, a director is more likely to be responsive to shareholder interests if he or she must answer annually to the shareholders rather than every third year.

     Under a classified board,    even if a majority of
        shareholders     wanted to replace the whole board,
   that would likely take three years to fully accomplish.

    We


   believe     that is unfair to shareholders.     Our proposal
is as follows:

     RESOLVED: that shareholders recommend the company have all directors stand for election annually.

This is a recommendation and thus would not bind the Board if approved by shareholders. To be approved, it must receive a majority of shares voted. A shareholder unrelated to us, the Chevedden Family Trust, has proposed:

     RESOLVED: that the Directors and Management take the necessary steps to start annual election of Board members, instead of waiting 3 years for election for each Board member. This includes eliminating any by-laws that may hinder annual elections.

The Chevedden proposal has been construed by the company as mandatory and to require a vote of a majority of outstanding stock in order to pass.

VOTING PROCEDURE AND VOTING RIGHTS

                 These     proposals will appear    as Items 7
and 8         in the proxy statement and proxy card you will be
receiving soon from management.     We intend to circulate our
own proxy card in support of the proposal once management releases the information necessary for us to prepare such a card
(names of nominees for election, etc.).     This card will be
accompanied by a revised proxy statement.

       You may revoke a proxy vote any time before the tally by
(1) executing a later proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the meeting. We will keep the content of all cards we receive
confidential from everyone except our staff,           and Boeing
has a confidential voting policy.        Each share of common
stock will be entitled to one vote on each matter coming before the meeting.

SOLICITATION

       The            participants in this     solicitation are
        United Food & Commercial Workers Local 99R (which owns 25
shares of company common stock)    and its staff members (not
owners themselves)                UFCW 99 will bear the costs of
solicitation, expected to be $2,000.      We represent employees
in the Arizona retail food industry, and are in negotiations over a successor contract for one Albertson's store. We are organizing other Albertson's stores over management opposition in what we
feel are improper forms.   FN2     Albertson's director John Fery
is also a Boeing director. We do not ask for your support in the labor dispute and do not believe it relevant to how you should vote on a corporate governance proposal. Even if these labor problems are resolved, we will present your proxy cards at the
shareholders meeting.             Last year, we pursued


   similar proposals at other companies with board connections to Albertson's and will do so again this year. We will present governance proposals at Heritage Media, TIS, Pier 1 and Questar, which have an Albertson's director on their boards.

FN2: For example, Albertson's management has used the workplace to campaign against us while refusing us access, even to break rooms. It refuses to use expeditious union recognition procedures (used by it in other locations), instead insisting on Labor Board procedures which are time-consuming and expensive to shareholders.

RECORD DATE/SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE
OFFICERS/EXECUTIVE COMPENSATION/ELECTION OF DIRECTORS

       Information on these subjects will be contained in management's upcoming proxy statement.


   SHAREHOLDER PROPOSALS FOR 1998 MEETING

    Shareholders owning over $1,000 in stock for over one year have the right to have a proposal included in management's proxy statement. The deadline to submit such proposals to the Company is probably __________. The exact date will appear in management's upcoming statement.


PLEASE VOTE FOR         SHAREHOLDER PROPOSALS FOR ANNUAL ELECTION
OF ALL DIRECTORS (BOARD DECLASSIFICATION).

                                     Sincerely,
                                     William McDonough
                                     President UFCW 99